05013165

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Capital Corporation Update on Bankable Feasibility Study

Vancouver, B.C., November 18, 2005, - Formation Capital Corporation (the Company, FCO-TSX) announced today the status of its Bankable Feasibility Study on the Company's 100% owned Idaho Cobalt Project located in Lemhi County, Idaho. Ongoing tests, the collection of various data, continuing drilling, personnel changes within contractor firms coupled with the upcoming holiday seasons have collectively contributed to pushing the estimated completion date for the study into the new year. It is important to note that the revised estimated completion date for the study in no way delays the progress of the Company's Environmental Impact Study and the subsequent Record of Decision for the mine permit.

The revised completion date has allowed the Company additional time to re-evaluate and improve upon a number of aspects of the report that will ultimately lower projected capital and operating costs. These include the optimization of process flow sheets and design, the optimization of nitrogen species leach operations at the hydrometallurgical facility and the opportunity to increase ore reserves and better define the ore body on the Ram deposit.

To date, significant accomplishments, specifically regarding the metallurgical test work have been realized. Metallurgical test work done at SGS Lakefield has confirmed the pre-feasibility study mill design and flow sheet. Cobalt, copper and gold recoveries from the mill have also been confirmed. The mineral processing design, cost estimates, and flow sheets for the project have been completed. These studies outline cobalt autoclave leach recoveries of greater than 98%, with associated copper recoveries with concentrate regrind and leaching aid of greater than 96%. As well, copper scalping in the autoclave has been identified and is being further defined.

The data also indicates chemically bound arsenic in the concentrate can be stabilized in two products; the leach residue that will be marketed for gold recovery, and the iron/arsenic gypsum residue. Both residues have passed the USEPA TCLP 1312 test, indicating the mineral processing waste products can be disposed of in an environmentally sound manner in accordance with Environmental Protection Agency guidelines.

The Bankable Feasibility Study is defined as a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development. The Qualified Person working directly on the feasibility study is Mr. Mike Irish, Manager of Metallurgy, P.Eng., M.S. Met. Eng.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229,
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

COBALT ... THE ESSENTIAL ELEMENT